Exhibit 1.01
VITESSE SEMICONDUCTOR CORPORATION
CONFLICT MINERALS REPORT
For The Year Ended December 31, 2013
This Conflict Minerals Report (this “Report”) of Vitesse Semiconductor Corporation (“Vitesse”) for the year ended December 31, 2013 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). Certain terms in this Report are defined in the Rule and the reader is referred to those sources and to SEC Release No. 34-67716 issued by the Securities and Exchange Commission on August 22, 2012 for such definitions.
The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to “conflict minerals” as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. Conflict minerals are defined by the SEC as columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten. The Rule imposes certain reporting obligations on SEC registrants whose products contain conflict minerals that are necessary to the functionality or production of their products, excepting conflict minerals that, prior to January 31, 2013, were located “outside of the supply chain” (as defined in the Rule).
For products which contain necessary conflict minerals, the registrant must conduct in good faith a “reasonable country of origin inquiry” (“RCOI”) designed to determine whether any of the conflict minerals originated in the Democratic Republic of the Congo or an adjoining country (collectively defined as the “Covered Countries”). If, based on its RCOI, the registrant determines or reasonably believes that its necessary conflict minerals contained in its products originated from sources other than the Covered Countries, or did come from recycled or scrap sources, the registrant must describe its RCOI and the due diligence efforts it undertook in making its determination in a Specialized Disclosure Report on Form SD. Alternatively, if, based on its RCOI, the registrant knows or has reason to believe that any of the necessary conflict minerals contained in its products originated or may have originated in a Covered Country and knows or has reason to believe that those necessary conflict minerals may not be solely from recycled or scrap sources, or if the registrant is unable to determine the source of the conflict minerals, the registrant must conduct due diligence as a method to conclude if the necessary conflict minerals contained in those products did or did not directly or indirectly finance or benefit armed groups in the Covered Countries and file a Conflict Minerals Report as an exhibit to Form SD.
Products which do not contain necessary conflict minerals that directly or indirectly finance or benefit armed groups in the Covered Countries are considered “DRC conflict free.” A product is considered “DRC conflict undeterminable” if the registrant is unable to determine, after exercising due diligence as required by the Rule, whether or not the product qualifies as DRC conflict free.
This Report has not been subject to an independent private sector audit as allowed under the Rule, which provides a temporary accommodation for the first two years following November 13, 2012.
Company Overview
Vitesse is a leading supplier of high-performance integrated circuits (“IC”) that are used primarily by manufacturers of networking systems for Carrier and Enterprise networking applications. We design, develop and market a diverse portfolio of high-performance, low-power and cost-competitive networking and connectivity IC solutions. Vitesse is a fabless semiconductor company, and does not manufacture any of its products. All wafer fabrication is outsourced to third-party silicon wafer foundries.

During 2013, Vitesse determined that its products contain conflict minerals, due to the presence of such minerals in Vitesse products manufactured and supplied by third-parties. Because Vitesse does not manufacture its products, Vitesse is several levels removed from the actual mining of conflict minerals. Vitesse does not make purchases of raw ore or unrefined conflict minerals and makes no purchases in the Covered Countries. Vitesse has a conflict minerals policy that is available on its website at www.vitesse.com under “About Us” in “Conflict Minerals Policy,” which policy can be accessed using the following link: www.vitesse.com/about/ConflictMinerals.
Reasonable Country Of Origin Inquiry
Vitesse has conducted a “reasonable country of origin inquiry,” or RCOI, to determine which Vitesse products contain conflict minerals and whether such conflict minerals originated in any of the Covered Countries. Vitesse contacted each of its suppliers and asked them to provide information on (1) the conflict minerals contained in each of the products and/or parts supplied by that supplier and (2) the source of the conflict minerals, including smelter/refinery information and location of mines. Each supplier was asked to complete the Electronic Industry Citizenship Coalition Global e-Sustainability Initiative (EICC-GeSI) Conflict Minerals Reporting Template. Of the 10 suppliers identified as supplying Vitesse with product or parts in 2013 and subsequently contacted, all replied with some conflict minerals data. Based on those responses, Vitesse determined that conflict minerals present in its products, as well as conflict minerals utilized in the production of certain supplier parts, may have originated in a Covered Country and were not from scrap or recycled sources. Therefore, in accordance with the Rule, Vitesse proceeded to engage in due diligence regarding the sources and chain of custody of its conflict minerals.
Due Diligence - Standard Utilized
Vitesse designed its due diligence framework to conform in all material respects with the framework provided by The Organization for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, an internationally-recognized due diligence framework.
Due Diligence Measures
Vitesse’s due diligence measures included:

•	Adopting a Conflict Mineral Policy that is applicable to suppliers of Vitesse products.

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Establishing a conflict minerals task force led by Vitesse’s Vice President, Operations and including subject matter experts from relevant departments including supply chain, quality assurance, engineering and accounting, which task force is responsible for implementing and managing Vitesse’s conflict minerals due diligence and compliance efforts and reporting on these efforts to Vitesse’s senior management and board of directors.

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Submitting the EICC-GeSI Conflict Minerals Reporting Template to each supplier of parts potentially containing conflict minerals. That template provided a standardized method for use in the collection of representations, statements and data from Vitesse suppliers relating to the presence, use, source and chain of custody of conflict minerals in supplier parts that are incorporated in Vitesse products for sale to end-use customers.

•	Submitting the EICC-GeSI’s Smelter Reference List, which is a compilation of names and locations of known smelters and refiners, to each supplier of parts potentially containing conflict minerals.

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Comparing smelters identified in the reporting templates against the list of smelter facilities which have been identified as “conflict free” by the EICC-GeSI Conflict Free Sourcing (CFS) program. The CFS program is a voluntary program whereby an independent third party evaluates smelter procurement activities to determine whether a smelter has sufficiently demonstrated that all materials processed by that smelter originated from sources that do not directly or indirectly finance or benefit armed groups in the Covered Countries. The list of compliant smelters and refiners is posted at www.conflictfreesmelter.org.

Vitesse received responses from 100% of its suppliers. In several instances, the supplier’s response contained conflicting or incomplete information regarding those facilities used to process necessary conflict minerals used in supplier parts, as well as insufficient information regarding the mines or sources of origin of those conflict minerals. Each supplier’s response was evaluated and, where possible, validated to determine sufficiency, accuracy or completeness. For each supplier response, Vitesse assessed whether the conflict minerals identified, or those conflict minerals that may not have been identified, were consistent with the nature and characteristics of the supplied part. For each supplier response that was insufficient, potentially inaccurate or incomplete, Vitesse requested additional information from the supplier to address the deficiency.
When a supplier EICC-GeSI response stated that conflict minerals were sourced from a Covered County and identified the smelter involved, Vitesse endeavored to verify whether the smelter referenced by the supplier was identified on the EICC-GeSI Conflict Free Smelter List. If a supplier stated that conflict minerals in its product were not sourced from a Covered Country but did not substantiate that information, Vitesse proceeded to verify that supplier response. Typically, verification involved a more detailed review of the supplier’s smelter response and, where possible, discussion with the supplier. If a supplier’s response could not be validated through details provided to Vitesse with regard to the smelter and/or smelters involved, then the supplier response in question was determined to be uncertain or unknown relative to the question of sourcing of raw material and was reflected as such in the Vitesse EICC-GeSI template summary.
Due Diligence Results
Of the 144 smelters identified in the EICC-GeSI responses, 55 were on the CFS list and 4 were unknown. Given that not all smelters identified were on the CFS list and the number of supplier responses that were determined to be uncertain or unknown as to the sourcing of raw materials, Vitesse’s due diligence efforts for products produced in calendar year 2013 were unable to precisely determine whether or not all supplier parts in its supply chain contain necessary conflict minerals or, in the alternative, utilized conflict minerals in their manufacture, that benefited armed groups in the Covered Countries. Consequently, Vitesse’s products produced in calendar year 2013 are “DRC conflict undeterminable.”
Risk Mitigation
Since the end of the period covered by this Report, Vitesse has taken and/or intends to take the following steps to mitigate the risk that necessary conflict minerals used in Vitesse products benefit armed groups:

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Vitesse will continue to work with suppliers who provided incomplete or insufficient information in their EICC-GeSI response for products produced in 2013 in an effort to obtain complete and accurate information during 2014.

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Vitesse will again request information and supporting data from each supplier of products or parts to Vitesse that are subject to 2014 reporting requirements by utilizing the EEIC-GeSI Conflict Minerals Reporting Template; and will pursue a completed template response that identifies material down to the smelter and mine.

•	Vitesse will again follow its due diligence process to review and validate supplier responses that are obtained in support of Vitesse’s 2014 conflict minerals reporting.

•	Vitesse will provide its Conflict Minerals Policy to suppliers as part of its EEIC-GeSI Conflict Minerals Reporting Template based supplier inquiry process for 2014.

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Vitesse will work with suppliers who are known to be sourcing conflict minerals from smelters or refiners that are not on the CFS list of compliant smelters and refiners (or who are acquiring parts from other suppliers who are doing so) to move towards sourcing conflict minerals from smelters and refiners on the CFS list (or to acquire parts from other suppliers who are doing so) within a reasonable time period considering the nature of the part and the availability of alternative suppliers.

Product Descriptions
Vitesse’s principal product lines are as follows:
Ethernet Switching Product Line -- Our Ethernet Switching product line addresses Gigabit Ethernet and 10 Gigabit Ethernet applications in Carrier and Enterprise markets. This product line consists of Carrier Ethernet switch engines, Enterprise Ethernet switches, Ethernet Media Access Controllers, and Ethernet transceivers.
Connectivity Product Line -- Our Connectivity product line includes mixed-signal physical layer ("PHY") devices for connection of systems via optical fiber, copper cable, or backplanes. These devices are deployed across a very wide range of applications and markets. Connectivity product lines include PHYs, crosspoint switches, signal integrity devices, and Physical Media Devices.
Transport Processing Product Line -- Our Transport Processing product line addresses the needs of Carrier network providers as they undergo a migration to new Ethernet packet-based networks.
All of these products are manufactured and assembled by third-party suppliers, and finished products are sold to downstream customers to be included and assembled in the customer’s finished products. With respect to these products that have been found to be “DRC conflict undeterminable,” based on the EICC-GeSI responses from Vitesse suppliers, Vitesse is unable to determine with respect to the necessary conflict minerals in those products, the facilities used to process the minerals, the country of origin, or the mine or location or origin.

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